UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE 13D
Under The Securities Exchange Act of 1934
(Amendment No. 3)*

Concurrent Computer Corporation
(Name of Issuer)

Common Stock
(Title of Class of Securities)

206710402
(CUSIP Number)

Robert M. Neal 117 East 55th Street New York, New York 10022 (212) 792-8205
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 15, 2012
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.240.13D-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [_].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*   The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	206710402

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Skellig Capital Management LLC

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a)	[__]
		(b)	[__]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS*

WC

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

549,965

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER

549,965

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

549,965

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES	[_]
CERTAIN SHARES*

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

6.36%

14.	TYPE OF REPORTING PERSON*

OO

CUSIP No.	206710402

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Robert M. Neal

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a)	[__]
		(b)	[__]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS*

WC

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

549,965

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER

549,965

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

549,965

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES	[_]
CERTAIN SHARES*

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

6.36%

14.	TYPE OF REPORTING PERSON*

IN, HC

CUSIP No.	206710402

Item 1.	Security and Issuer.

The name of the issuer is Concurrent Computer Corporation, a Delaware corporation (the "Issuer").  The address of the Issuer's offices is 4375 River Green Parkway, Suite 100, Duluth, Georgia 30096.  This Schedule 13D relates to the Issuer's Common Stock (the "Shares").

Item 2.	Identity and Background.

(a, f)           This Schedule 13D is being filed jointly by Skellig Capital Management LLC, a Delaware limited liability company ("Skellig Capital"), and Robert M. Neal, a United States citizen (collectively, the "Reporting Persons").

(b)           The principal business address of the Reporting Persons is 117 East 55th Street, New York, New York 10022.

(c)           Mr. Neal is the managing member of Skellig Capital, an investment management firm that serves as the investment adviser to certain private investment funds.

(d)           None of the Reporting Persons has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)           None of the Reporting Persons has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration.

As of the date hereof, the Reporting Persons each beneficially own 549,965 Shares.  The funds for the purchase of the Shares came from the working capital of the funds over which the Reporting Persons exercise investment discretion.  No borrowed funds were used to purchase the Shares.

Item 4.	Purpose of Transaction.

The Shares held by the Reporting Persons were acquired for, and are being held for, investment purposes by the Reporting Persons.  The acquisitions of the Shares were made in the ordinary course of the investment activities of the Reporting Persons.  The Reporting Persons may acquire additional Shares, dispose of all or some of these Shares from time to time, in each case in open market or private transactions, block sales or purchases or otherwise, or may continue to hold the Shares, depending on business and market conditions, its continuing evaluation of the business and prospects of the Issuer and other factors.

On July 28, 2010, the Reporting Persons sent a letter (the "July 28 Letter") to the Issuer's board of directors to recommend that the board of directors use a portion of the Issuer's excess cash to implement a share buyback program.  A copy of the July 28 Letter was attached as Exhibit C to the Schedule 13D filed by the Reporting Persons on September 28, 2010 and is incorporated herein by reference.  On August 26, 2010, the Reporting Persons sent a letter (the "August 26 Letter") to the Issuer's board of directors to propose business topics for discussion at the Issuer's annual meeting.  These topics included the share buyback program and a proposal that board members be required to hold a minimum amount of the Issuer's common stock.  A copy of the August 26 Letter was attached as Exhibit D to the Schedule 13D filed by the Reporting Persons on September 28, 2010 and is incorporated herein by reference.  Additionally, on September 9, 2010, Mr. Neal and Mr. Jay Albany, Director of Global Research of Skellig Capital, conducted a visit to the Issuer's executive office and discussed, among other agenda items, the share buyback program.  On February 22, 2011, the Reporting Persons sent a letter (the "February 22 Letter") to the Issuer's board of directors to reiterate their recommendation that the board of directors use a portion of the Issuer's excess cash to implement a share buyback program.  A copy of the February 22 Letter was attached as Exhibit C to the Schedule 13D filed by the Reporting Persons on February 24, 2011 and is incorporated herein by reference.

On May 16, 2011, the Reporting Persons sent a proposal and supporting statement (the "Proposal") for inclusion in the Issuer's proxy statement relating to the Issuer's 2011 annual meeting of stockholders.  In the Proposal, the Reporting Persons request that the Issuer's board of directors undertake a Dutch Auction Tender Offer to repurchase a portion of the Issuer's common stock.  A copy of the Proposal was attached as Exhibit C to the Schedule 13D filed by the Reporting Persons on May 19, 2011 and is incorporated herein by reference.

On June 15, 2012, the Reporting Persons sent a letter (the "June 15 Letter") to the Issuer's board of directors proposing the addition of direct shareholder representatives to the Issuer's board.  A copy of the June 15 Letter is attached hereto as Exhibit B and is incorporated herein by reference.

Except as set forth above, the Reporting Persons do not have any plans or proposals that, if effected, could result in, among other things:

(1)  the acquisition of additional Shares of the Issuer, or the disposition of Shares of the Issuer;

(2)  an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the issuer;

(3)  a sale or transfer of a material amount of assets of the Issuer;

(4)  any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board of directors;

(5)  any material change in the present capitalization or dividend policy of the Issuer;

(6)  any other material change in the Issuer's business or corporate structure;

(7)  changes in the Issuer's charter, by-laws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

(8)  causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted on an inter-dealer quotation system of a registered national securities association;

(9)  a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; and/or

(10)  any action similar to those enumerated above.

The Reporting Persons reserve the right, based on all relevant factors and subject to applicable law, at any time and from time to time, to review or reconsider its position, change its purpose, take other actions (including actions that could involve one or more of the types of transactions or have one or more of the results described in paragraphs (a) through (j) of Item 4 of Schedule 13D) or formulate and implement plans or proposal with respect to any of the foregoing.

Any future decision of the Reporting Persons to take any such actions with respect to the Issuer or its securities will take into account various factors, including the prospects of the Issuer, general market and economic conditions and other factors deemed relevant.

Item 5.	Interest in Securities of the Issuer.

(a-e)        As of the date hereof, Skellig Capital may be deemed to be the beneficial owner of 549,965 Shares (6.36%) of the Issuer and Mr. Neal may be deemed to be the beneficial owner of 549,965 Shares (6.36%) of the Issuer, based upon the 8,653,626 Shares outstanding as of April 25, 2012 as reported in the Issuer's 10-Q dated May 1, 2012.

Skellig Capital has the sole power to vote or direct the vote of 0 Shares; has the shared power to vote or direct the vote of 549,965 Shares; has the sole power to dispose or direct the disposition of 0 Shares; and has the shared power to dispose or direct the disposition of 549,965 Shares.

Mr. Neal has the sole power to vote or direct the vote of 0 Shares; has the shared power to vote or direct the vote of 549,965 Shares; has the sole power to dispose or direct the disposition of 0 Shares; and has the shared power to dispose or direct the disposition of 549,965 Shares.

There have been no transactions by the Reporting Persons in the securities of the Issuer during the past sixty days.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The Reporting Persons do not have any contract, arrangement, understanding or relationship with any person with respect to the Shares.

Item 7.	Material to be Filed as Exhibits.

Exhibit A	Joint Filing Statement

Exhibit B	Letter to the Issuer's Board of Directors dated June 15, 2012, incorporated by reference

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

June 15, 2012
(Date)

Skellig Capital Management LLC

/s/ Robert M. Neal
Robert M. Neal, Managing Member

/s/ Robert M. Neal
Robert M. Neal

Attention:  Intentional misstatements or omissions of fact constitute Federal criminal violations (see 18 U.S.C. 1001).

Exhibit A

The undersigned agree that this Schedule 13D/A dated June 15, 2012, relating to the Common Stock of Concurrent Computer Corporation shall be filed on behalf of the undersigned.

June 15, 2012
(Date)

Skellig Capital Management LLC

/s/ Robert M. Neal
Robert M. Neal, Managing Member

/s/ Robert M. Neal
Robert M. Neal

Exhibit B

Skellig Capital Management LLC
117 East 55th Street
New York, NY  10022
(212) 792-8205
June 15, 2012

Concurrent Computer Inc.
The Board of Directors
Mr. Steve Nussrallah, Chairman
Mr. Dan Mondor, Chief Executive Officer
4375 River Green Parkway
Suite 100
Duluth, GA  30096

Dear Concurrent Board Members:

Skellig Capital Management LLC has been a top shareholder of Concurrent Computer Corporation ("Concurrent" or the "Company") for several years, with current ownership of 549,965 shares of common stock, or approximately 6.4% of the shares outstanding.

We would like to discuss adding direct shareholder representatives to Concurrent's Board of Directors (the "Board"). This step is urgent and necessary given the breathtaking destruction of shareholder value at Concurrent during the current Board's long tenure. Direct shareholder representation is appropriate to raise the Board's sorely lacking level of accountability to the owners of Concurrent.

We hope and expect to hear from you in the next few days so we may proceed with this discussion.

Best regards,

Robert M. Neal

SK 25851 0001 1299275